UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                       SCHEDULE 13D

                         Under the Securities Exchange Act of 1934


                              Standard Management Corporation


                                     (Name of Issuer)


                              Common Stock, without par value


                              (Title of Class of Securities)


                                         853612109

              _______________________________________________________________
                                      (CUSIP Number)


                               Stephen M. Coons
                        Standard Management Corporation
                            9100 Keystone Crossing
                          Indianapolis, Indiana 46240
                                (317) 574-6221

______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                     November 8, 1996

              _______________________________________________________________
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.








                              (Continued on Following Pages)
                                     Page 1 of 7 Pages

                                       SCHEDULE 13D


   CUSIP No. 853612109                     Page 2 of 7 Pages

 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Ronald D. Hunter
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                 (b)/x/

 3            SEC USE ONLY

 4            SOURCE OF FUNDS*

                OO
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                  / /

 6            CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S. Citizen
               7       SOLE VOTING POWER          585,085 (including options to
NUMBER OF                                         purchase 380,345 shares of
SHARES                                            Common Stock)
BENEFICIALLY   8       SHARED VOTING POWER        250,000
OWNED BY
EACH           9       SOLE DISPOSITIVE POWER     585,085 (including options to
REPORTING                                         purchase 380,345 shares of
PERSON                                            Common Stock)
WITH
               10      SHARED DISPOSITIVE POWER   250,000

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       835,085
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     / /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        16.6%
14            TYPE OF REPORTING PERSON

                        IN

Item 1.     SECURITY AND ISSUER.

      This statement relates to the Common Stock, without par value ("Common Stock") of Standard Management Corporation, an Indiana Corporation (the
"Issuer").  The  principal executive   office  of  the  Issuer  is  located  at
9100  Keystone  Crossing, Indianapolis, Indiana 46240.


Item 2.     IDENTITY AND BACKGROUND.

      The principal business and office address of Ronald D. Hunter is 9100 Keystone Crossing, Indianapolis, Indiana 46240. Mr. Hunter is the Chairman of the Board, Chief Executive Officer and President of the Issuer, an insurance holding company. Mr. Hunter is a citizen of the United States of America.

      During the last five years Mr. Hunter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five years Mr. Hunter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Mr. Hunter used personal funds to purchase currently outstanding shares of Common Stock for which he has sole voting and dispositive power. Certain of those purchases have been pursuant to the Standard Management Corporation Savings Plan (the "Savings Plan").

      Mr. Hunter expects to deliver personal funds or shares of Common Stock then held by him to pay the purchase price for shares of Common Stock which he might aquire upon exercise of any option to purchase Common Stock held by him. He will use personal funds (in the form of salary deductions) for any future purchases made pursuant to the Savings Plan.

      On November 8, 1996, a subsidiary of the Issuer acquired all the outstanding common stock of Shelby Life Insurance Company, a Tennessee corporation ("Shelby"), from Delta Life and Annuity Company, a Tennessee corporation ("Delta"). The consummation of such acquisition was subject, among other things, to the execution and delivery of the Voting Trust Agreement dated as of November 8, 1996 (the "Voting Trust Agreement") among Delta, Mr. Hunter and Allen O. Jones, Jr., as voting trustees (the "Voting Trustees"), and the Issuer. The 250,000 shares of Common Stock for which Mr. Hunter is reporting shared voting power are subject to the Voting Trust Agreement and were transferred to the Voting Trustees on November 8, 1996 in accordance therewith. The Voting Trust Agreement is described in Item 6. The Voting Trustees are required to issue trust certificates in accordance with the Voting Trust Agreement for the shares of Common Stock subject thereto. Except as otherwise described in this paragraph, no consideration was or will be paid in connection with the transfer of shares of Common Stock to the Voting Trustees pursuant to the Voting Trust Agreement.


Item 4.     PURPOSE OF TRANSACTION.

      As described in Item 3, on November 8, 1996, a subsidiary of the Issuer acquired all the outstanding common stock of Shelby from Delta. The consummation of such acquisition was subject, among other things, to the execution and delivery of the Voting Trust Agreement. The parties thereto entered into the Voting Trust Agrement in order to insure continuity and stability of policy and management of the Issuer and for the benefit of future stockholders of the Issuer. The Voting Trust Agreement is described in Item 6.

       In the past, Mr. Hunter has purchased Common Stock for investment purposes. Depending upon various factors including, but not limited to, the market price of the Common Stock, Mr. Hunter may from time to time determine to sell shares of Common Stock or purchase additional shares of Common Stock, including, potentially, upon the exercise of options to purchase Common Stock then held by him or through the Issuer's Amended and Restated 1992 Stock
Option Plan.   As  of  the date hereof,  Mr. Hunter has no definitive plan or
proposal for any such acquisition or sale.   Although  Mr. Hunter is not
presently entitled to receive additional stock options pursuant to the Issuer's Amended and Restated 1992 Stock Option Plan, he may be granted additional stock options pursuant thereto (or any successor stock option plan of the Issuer) in the future.


Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of May 31, 1997, Ronald D. Hunter may be deemed to beneficially own, pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Act"), an aggregate of 835,085 shares of Common Stock representing 16.7% of such shares, including (i) options to purchase 380,345 shares of Common Stock, (ii) 336 shares of Common Stock held by Mr. Hunter's spouse as custodian for Mr. Hunter's minor child pursuant to the Uniform Gifts to Minors Act and (iii) 250,000 shares of Common Stock held by Mr. Hunter in his capacity as a Voting Trustee. In accordance with Rule 13d-4 of the Act, Mr. Hunter hereby declares that the filing of this Schedule 13D shall not be construed as an admission that he is the beneficial owner for purposes of Section 13(d) or 13(g) of the Act of the Common Stock held by his spouse as custodian for their minor child and the Common Stock held by him pursuant to the Voting Trust Agreement.

(b)   (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE:

            Mr. Hunter has sole voting power with respect to 585,085 shares of Common Stock representing 11.7% of the voting power of the Common Stock outstanding.

      (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:

            Mr. Hunter has shared voting power with respect to 250,000 shares of Common Stock, representing 4.99% of the voting power of the Common Stock outstanding. Pursuant to the Voting Trust Agreement, Mr. Hunter shares voting power with respect to these shares of Common Stock with Allen O. Jones, Jr. Mr. Jones is President of Delta and his principal business and office address is 530 Oak Street, Memphis, Tennessee 38117. Mr. Jones is a United States Citizen. To the knowledge of Mr. Hunter, during the last five years, Mr. Jones has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Jones was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (iii)    SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:

            Mr. Hunter has sole power to dispose of 585,085 shares of Common Stock, representing 11.7% of the Common Stock outstanding.

          (iv)    SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION:

            Mr. Hunter has shared power to direct the dispositon of 250,000 shares of Common Stock, representing 4.99% of the Common Stock outstanding. Pursuant to the Voting Trust Agreement, Mr. Hunter shares this power with Mr. Jones.

(c) On May 30, 1997, Mr. Hunter purchased 181 shares of Common Stock through the Savings Plan at a price per share of $6.

(d) To the knowledge of the undersigned, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock reported hereby, except that Delta has the right to receive dividends from, or proceeds from the sale of, the 250,000 shares of Common Stock with respect to which Mr. Hunter shares voting and disposition power pursuant to the Voting Trust Agreement.

(e)   Not Applicable.


Item 6.     CONTRACTS,   ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

      VOTING TRUST AGREEMENT. The following description of certain terms of the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Trust Agreement, a conformed copy of which is included herewith as Exhibit 99.1 and incorporated herein by reference.

      The Voting Trust Agreement has a term of 10 years and is renewable for additonal periods of not more than ten years upon the affirmative vote of the holders of a majority in amount of the Trust Certificates (as defined below). Pursuant to the Voting Trust Agreement, a certificate or certificates (the "Stock Certificates") representing 250,000 shares of Common Stock issued in the name of the Voting Trustees has been deposited with the Depositary (as defined in the Voting Trust Agreement) as agent for the Voting Trustees. In exchange for such certificate or certificates, the Voting Trustees have caused to be issued to Delta trust certificates (the "Trust Certificates") evidencing Delta's rights with respect to the Common Stock deposited in the Voting Trust. Upon the earlier of the expiration of the term of the Voting Trust Agreement or whenever the Voting Trustees decide to deliver the Stock Certificates, the Voting Trustees will cause the Depositary to deliver the Stock Certificates to the holders of the Trust Certificates in exchange therefore.

      Holders of Trust Certificates are entitled to receive from time to time payments equal to the dividends, if any, collected by the Voting Trustees upon the shares of Common Stock represented by such Trust Certificates. In the event that a dividend is paid in the form of shares of Common Stock, such shares will be held by the Voting Trustees and the holders of Trust
Certificates will receive additional Trust Certificates representing such shares. To the extent practicable, the Voting Trustees will give the holders of Trust Certificates the opportunity to exercise, or to dispose of, any rights of subscription to stock or other securities of the Issuer wheich at any time durign the term of the Voting Trust Agreement accrue to the shares registered in the name of the Voting Trustees.

      The Voting Trust Agreement provides that the Voting Trustees have all of the power of an absolute owner of the Common Stock deposited in the Voting Trust. The Voting Trust Agreement also specifies how the Voting Trustees will vote the shares of Common Stock subject thereto on all matters submitted to the vote of holders of shares of Common Stock.

      EMPLOYMENT  AGREEMENT.    Mr.  Hunter  has  entered  into  an  employment
agreement with the Issuer that terminates on January 1, 1998. Pursuant to the employment agreement, following a termination of his employment with the Issuer in the event of a change-in-control, Mr. Hunter will be entitled to receive a lump sum payment equal to the amount determined by multiplying the number of shares of Common Stock subject to unexercised stock options previously granted by the Issuer and held by Mr. Hunter on the date of termination, whether or not such options are then exercisable, and the highest per share fair market value of the Common Stock on any day during the six month period ending on the date of termination. Upon payment of such amount, such unexercised stock options will be deemed to be surrendered and canceled. Reference is made to Exhibit 10.45 to the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1995, which is incorporated herein by reference, for a complete copy of Mr. Hunter's Employment Agreement.


Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

99.1  Voting Trust Agreement, dated as of November 8, 1996.


                               *  *  *  *  *  *

CUSIP No. 853612109        SCHEDULE 13D         Page 3 of 7 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 23, 1997.





                              Ronald D. Hunter




       Signature Page to Schedule 13D relating to the
         direct and indirect beneficial ownership of the Common Stock of Standard Management Corporation, by
                               Ronald D. Hunter.

329909.3